Crescent Point Confirms Quarterly Dividend and Declares Special Dividend

October 26, 2022 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announces its Board of Directors has declared both a special dividend in alignment with the Company's return of capital framework and a quarterly base dividend.

A special cash dividend of CDN $0.035 per share based on Crescent Point's third quarter 2022 financial results will be paid on November 14, 2022 to shareholders of record on November 4, 2022. The base dividend amount of CDN $0.08 per share will be paid on January 3, 2023 to shareholders of record on December 15, 2022.

Crescent Point's total return of capital offering for shareholders includes a combination of a base dividend, accretive share repurchases and special dividends.

The dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.